CROWFLY, INC.
                           220 WILLIAMS STREET EXTENSION
                              MOUNT PLEASANT, SC 29464


December 9, 2003


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      RE:   WITHDRAWAL   OF   REGISTRATION   STATEMENT   ON  FORM   SB-2,   (THE
            "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 2003 (REGISTRATION NO. 333-109758)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Crowfly, Inc. (the "Registrant") to withdraw the Registration Statement filed by the Registrant on October 16, 2003.

No securities were sold in connection with the Registration Statement. The Registration Statement related primarily to the sales of shares to be purchased under an equity line of credit, which the Registrant will terminate. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

/s/ William E. King, III
------------------------
William E. King, III
President